ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For March 2018
Commission File Number 0-28800
______________________
DRDGOLD Limited
1 Sixty Jan Smuts Building, 2nd Floor-North Tower
160 Jan Smuts Avenue, Rosebank
South Africa, 2196
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-
2(b) under the Securities Exchange Act of 1934.
Yes     No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of March 2018, incorporated by reference herein:

Exhibit

99.1   Release dated March 28, 2018, “RESULTS OF GENERAL MEETING AND UPDATE
         REGARDING THE TRANSACTION”.

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
NYSE trading symbol: DRD
(“DRDGOLD”)
RESULTS OF GENERAL MEETING AND UPDATE REGARDING THE TRANSACTION
Unless otherwise indicated, capitalised words and terms contained in this announcement shall bear the same meanings ascribed thereto in the circular to DRDGOLD shareholders, dated Monday,
26 February 2018 (“Circular”).
1. Introduction
Shareholders are referred to the Circular, in terms of which Shareholders were advised of, inter alia
·   the proposed acquisition by DRDGOLD of the WRTRP Assets, by way of the acquisition of a
100% shareholding in WRTRP, from Sibanye-Stillwater in exchange for the allotment and issue by DRDGOLD of the Consideration Shares to Sibanye-Stillwater, such that Sibanye-Stillwater will hold approximately 38% of all DRDGOLD Shares in issue (including Treasury Shares)
following the issue of the Consideration Shares (“Acquisition”);
·   the granting of the Option to Sibanye-Stillwater to subscribe for so many Issue Shares for cash as will result in Sibanye-Stillwater holding 50.1% of all DRDGOLD Shares in issue (including
Treasury Shares) following the issue of the Consideration Shares and the Issue Shares
(“Specific Issue”); and
·   the proposed waiver of the requirement for Sibanye-Stillwater to extend a mandatory offer to the remaining Shareholders to acquire any DRDGOLD Shares held by such persons, which results from Sibanye-Stillwater holding in excess of 35% of the voting securities of the Company, following the implementation of the Acquisition (“Waiver”).
Furthermore, in order to, inter alia, give effect to the Acquisition and the Specific Issue, DRDGOLD is required to increase the authorised ordinary share capital of the Company, by way of an amendment to the DRDGOLD memorandum of incorporation (“DRDGOLD MOI”). DRDGOLD also proposed additional amendments to the DRDGOLD MOI, which include the alignment of the
DRDGOLD MOI with the latest regulations.
2. Results of voting at the General Meeting
Shareholders are advised that at the General Meeting held on Wednesday, 28 March 2018, all of the Resolutions were adopted by the requisite majority of Shareholders present or represented by proxy.
All Resolutions proposed at the General Meeting, together with the percentage of Shares abstained, as well as the percentage of votes carried for and against each Resolution, are as follows:
Shares Voted
Abstentions
Votes for Votes against
Ordinary resolution 1:
Approval of the
Acquisition
323 776 482
76.71%
0.13% 99.74% 0.26%

Shares Voted
Abstentions
Votes for Votes against
Ordinary resolution 2:
Approval of the Waiver
of the Mandatory Offer
323 571 062
76.66%
0.18% 99.71% 0.29%
Ordinary resolution
3*: Approval of the
Specific Issue
323 571 272
76.66%
0.18% 99.69% 0.31%
Special resolution 1:
Approval of the
increase in the
authorised ordinary
share capital of
DRDGOLD
323 677 516
76.69%
0.16% 95.36% 4.64%
Special resolution 2:
Authorisation for the
amendment of the
DRDGOLD MOI
323 265 226
76.59%
0.25% 99.51% 0.49%
Special resolution 3:
Authorisation to issue
Shares
323 500 076
76.65%
0.20% 98.75% 1.25%
Special resolution 4:
Authorisation to grant
financial assistance
323 542 086
76.66%
0.19% 99.37% 0.63%
*
The percentage of voting rights required for this ordinary resolution to be adopted is a 75% majority of votes of
Shareholders present or represented by proxy at the General Meeting.
Notes:
- Percentages of Shares voted are calculated in relation to the total issued ordinary share capital of DRDGOLD.
- Percentages of Shares voted for and against are calculated in relation to the total number of
Shares voted for each Resolution.
- Abstentions are calculated as a percentage in relation to the total issued ordinary share capital of DRDGOLD.
3. Update regarding the Transaction
Although all the Resolutions were approved at the General Meeting (as detailed above), implementation of the Acquisition and the Specific Issue remain subject to the fulfilment or waiver of the remaining Acquisition Conditions and Specific Issue Conditions, respectively. The Acquisition
Conditions are anticipated to be fulfilled or waived during the second quarter of 2018.
Shareholders are further advised that an application will be made to the TRP to obtain a ruling with regard to the Waiver.
A further announcement will be published in due course wherein Shareholders will be provided with an update on the Transaction.

Johannesburg
28 March 2018

Sponsor
One Capital

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: March 28, 2018 By: /s/ Riaan Davel
Name: Riaan Davel
Title: Chief Financial Officer